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                              January 3, 2022

       Ransom Jones
       Chief Financial Officer
       Greenway Technologies Inc
       1521 North Cooper Street, Suite 205
       Arlington, Texas 76011

                                                        Re: Greenway
Technologies Inc
                                                            Form 10-K for the
Year Ended December 31, 2020
                                                            Filed April 14,
2021
                                                            Form 10-Q for the
Period Ended September 30, 2021
                                                            Filed November 15,
2021
                                                            File No. 000-55030

       Dear Mr. Jones:

              We have reviewed your December 17, 2021 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       November 15, 2021 letter.

       Form 10-K for the Year Ended December 31, 2020

       Form 10-Q for the Period Ended September 30, 2021
       Item 4. Controls and Procedues, page 28

   1. We note your response to prior comment one and reissue the original comment as the disclosures referenced
relate to Item 308 of Regulation S-K. Pursuant to Item 307 of
                                                        Regulation S-K, please
disclose, the conclusions of your principal executive and financial officers, or persons
performing similar functions, regarding the effectiveness of your disclosure controls and
procedures for all future Forms 10-K and Forms 10-Q. While
                                                        disclosure controls and
procedures would be presumed ineffective considering that
                                                        internal controls over
financial reporting are ineffective, disclosures pursuant to Item 307
 Ransom Jones
Greenway Technologies Inc
January 3, 2022
Page 2
         of Regulation S-K should be separate from those pursuant to Item 308 of Regulation S-K.
        You may contact Effie Simpson at (202) 551-3346 or Kevin Woody, Branch Chief at
(202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Kevin Woody with any other questions.



FirstName LastNameRansom Jones                              Sincerely,
Comapany NameGreenway Technologies Inc
                                                            Division of
Corporation Finance
January 3, 2022 Page 2                                      Office of
Manufacturing
FirstName LastName